May 12, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556

Re:	Meridian Healthcare Growth and Income PartnershipLimited
Partnership
Schedule TO-T/A filed April 22, 2005 by
MacKenzie Patterson Fuller, Inc. et al.
      SEC File No. 5-80594

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following additional comments on your revised offer materials.
General
Offer to Purchase

General
1. We note your response to prior comment 1. Please expand your disclosure to comply with Item 1005(e) of Regulation M-A. For example, disclose the budget you refer to in your response to comment
2 and explain how you will to determine any modifications to such final budget.
2. We note your response to prior comment 6. Disclose the basis for your belief and provide disclosure indicating that you have no direct evidence that an agreement, tacit or otherwise, exists.
3. We reissue prior comment 7. It is the staff`s understanding that it is common for brokerage firms to charge fees for both tendering and withdrawing from a tender. If you are disputing out use of the term "brokerage fees" in the comment, we do not believe the label we give the fees charged by a broker for tenders is important - the fact of the fees is however, and we believe the language in your offer materials is misleading on this point. Please revise or advise.
4. We reissue prior comment 9. Provide the requested disclosure in the offer materials.
Closing Comments
      Please amend your offer materials in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3345

      						Sincerely,


							Michael Pressman
							Office of Mergers
and Acquisitions

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May 12, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE